CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the Verizon Savings and Security Plan for New York and New England Associates:

We consent to the incorporation by reference in the Registration Statements (Form S-8 File Nos. 333-105512 and 333-123374) pertaining to the Verizon Savings and Security Plan for New York and New England Associates of our report dated June 28, 2007, relating to the statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Verizon Savings and Security Plan for New York and New England Associates.

/s/ Mitchell & Titus LLP

New York, New York

June 28, 2007